Exhibit 10.2

December 17, 2008

Mr. Thomas Connolly

15 Sturgis Road

Fairfield, CT 06824

Dear Mr. Connolly:

This letter will serve as our offer of employment to you at MF Global Holdings USA Inc. (“MF Global”) as Global Head of Human Resources. You will receive a semi monthly salary of $10,416.67 ($250,000 annually). In addition, you will be eligible for a discretionary annual bonus based on both individual and company performance. This bonus will be pro-rated based on your employment date through the end of the fiscal year in March 2009, but will not be less than $50,000. For the fiscal year 2010, your targeted annual bonus will be $400,000 of which $300,000 is guaranteed in cash. The remainder will be issued under the Long Term Incentive Plan, provided that you remain eligible for such an award. Management will recommend you be granted an equity award valued at no less than $100,000 on the date of grant. As agreed, we will pay an amount equal to $250,000 provide that you commence your employment by no later than January 9, 2008. This offer is being made contingent upon the company receiving a satisfactory background check on you.

You will be employed by MF Global Holdings USA Inc. and enjoy the benefits of an excellent employee program which includes medical/dental/vision/life/disability insurance and a 401(k) plan. You will be eligible to participate in the health insurance plans effective the first day of the month following 30 days of employment and in the 401(k) plan effective the first pay period of the month following your date of employment. Beginning January 1, 2009, you will be eligible for 25 days of vacation as well as 3 personal days.

In order to comply with the Immigration Report and Control Act of 1986, all employers are required to verify the work authorization status of each person hired. Therefore, we would appreciate it if you would bring the following documents with you on your first day of employment:

1.	A U.S. passport (current or expired) OR a drivers license

2.	A social security card OR birth certificate

3.	Other identification not listed above which meets the requirements of verifying work eligibility for I-9 documentation

As a new staff member, the Compliance Department of MF Global will contact you to obtain your fingerprints and will submit them to the Department of Justice for review. You should be aware that your continued employment with MF Global is contingent upon the results of that fingerprint review. You should also be aware that the results of the fingerprint review may require you to provide additional documentation in order to remain in our employ.

Employment with MF Global is at the will of either party. It is entered into by our mutual consent and can be terminated at any time and for any reason at the discretion of either you or MF Global. MF Global expressly disavows any statements (oral or written) by any party, which would appear to contravene this “at will” relationship. As a prospective or current employee, you may not reasonably rely on any representation that contradicts the “at will” nature of your employment unless such representation is set forth in a written agreement signed by the CEO and General Counsel.

While an employee of MF Global, you will be subject to the provisions of applicable law and regulation governing the financial services industry, our zero tolerance sexual harassment policy, and all other MF Global policies as they now exist or as they may be amended from time to time.

Please indicate your agreement and acceptance by signing below and returning a copy of this letter to me.

We are proud of the accomplishments of MF Global and look forward to the valuable contributions you will make to our firm.

Very truly yours,

MF GLOBAL HOLDINGS USA INC.

/s/ Ira Polk
Ira Polk
Chief Administrative Officer

Agreed and Accepted:

/s/ Thomas Connolly
Thomas Connolly